UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Fronteer Development Group Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

35903Q106
(CUSIP Number)

September 24, 2007
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ ☒ ☐	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 7 Pages

SCHEDULE 13G

CUSIP No. 35903Q106	Page 2 of 7 Pages

1	Names of Reporting Persons Jacob E. Safra
I.R.S. Identification Nos. of above persons (entities only)
N/A
2	Check the Appropriate Box If a Member of a Group (See Instructions)

a. ☐
b. ☐

3	SEC Use Only

4	Citizenship or Place of Organization N/A

	5	Sole Voting Power
Number of Shares		13,000,000
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 13,000,000
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

13,000,000

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]

11	Percent of Class Represented By Amount in Row (9)

15.70%

12	Type of Reporting Person (See Instructions)
IN

SCHEDULE 13G

CUSIP No. 35903Q106	Page 3 of 7 Pages

1                Names of Reporting Persons
        NWG Holdings Inc.

      I.R.S. Identification Nos. of above persons (entities only)
  N/A

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a. ☐
b. ☐

3	SEC Use Only

4	Citizenship or Place of Organization Barbados

	5	Sole Voting Power
Number of Shares		13,000,000
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 13,000,000
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

13,000,000

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain
Shares (See Instructions)

[ ]

11	Percent of Class Represented By Amount in Row (9)

15.7%

12	Type of Reporting Person (See Instructions) CO

SCHEDULE 13G

CUSIP No. 35903Q106	Page 4 of 7 Pages

1            Names of Reporting Persons
        NWG Investments Inc.

       I.R.S. Identification Nos. of above persons (entities only)
       N/A

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a. ☐
b. ☐

3	SEC Use Only

4	Citizenship or Place of Organization Barbados

	5	Sole Voting Power
Number of Shares		13,000,000
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 13,000,000
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
13,000,000

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain
Shares (See Instructions)

[ ]

11	Percent of Class Represented By Amount in Row (9)
  15.7

12	Type of Reporting Person (See Instructions) CO

SCHEDULE 13G

CUSIP No. 35903Q106	Page 5 of 7 Pages

Item 1(a)	Name of Issuer:

Fronteer Development Group Inc. (the "Issuer").

Item 1(b)	Address of the Issuer's Principal Executive Offices:

1650-1055 West Hastings St., Vancouver, British Columbia, Canada V6R 2E9

Item 2(a)	Name of Person Filing:
This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

i)	Jacob E. Safra (“Safra”)

ii)	NWG Holdings Inc. (“NWG Holdings”)

iii)	NWG Investments Inc. (“NWG Investments”)

This statement related to Shares (as defined herein below) held by NWG Investments. NWG Investments is indirectly owned 100% by Safra through NWG Holdings.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of Safra is c/o CDL Consultants, 29 rue de la Coulouvrenière 1204 GENEVA Switzerland
The address of the principal business office of NWG Investments is c/o Selena Invest SA, Mill Mall, P.O. Box 964, Road Town, Tortola, BVI.

Item 2(c)	Citizenship:

1)	Safra is an individual

2)	NWG Holdings is a Barbados corporation.

3)	NWG Investments is a Barbados corporation.

Item 2(d)	Title of Class of Securities:
Common Stock (the "Shares").

Item 2(e)	CUSIP Number:
35903Q106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
This Item 3 is not applicable

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of the Date of Event, each of the Reporting Persons may be deemed to be the beneficial owner of 13,000,000 Shares.

SCHEDULE 13G

CUSIP No. 35903Q106	Page 6 of 7 Pages

Item 4(b)	Percent of Class:
According to the Issuer’s Form 6-K filed on November 14, 2007, the number of Shares outstanding as of September 30, 2007 was 83,039,601. Each of the Reporting Persons may be deemed to be the beneficial owner of approximately 15.7% of the total number of Shares outstanding.

Item 4(c)	Number of shares as to which such person has:

Safra

(i)	Sole power to vote or direct the vote	13,000,000
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	13,000,000
(iv)	Shared power to dispose or to direct the disposition of	0

 NWG Holdings

(i)	Sole power to vote or direct the vote	13,000,000
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	13,000,000
(iv)	Shared power to dispose or to direct the disposition of	0

NWG Investments

(i)	Sole power to vote or direct the vote	13,000,000
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	13,000,000
(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class:
This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:
This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:
This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certify that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SCHEDULE 13G

CUSIP No. 35903Q106	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	March 4, 2008	NWG HOLDINGS INC.
		By:	/s/Gayle A. Hutchinson
		Name:	Gayle A. Hutchinson
		Title:	Director

Date:	March 4,2008	NWG INVESTMENTS INC.
		By:	/s/Gayle A. Hutchinson
		Name:	Gayle A. Hutchinson
		Title:	Director

Date:	March 4, 2008
/s/Jacob E. Safra
JACOB E. SAFRA

Joint Filing Agreement

                        In accordance with Rule 13d-1(k) under the Securities Exchange Act, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, no par value, of Fronteer Development Group Inc.

                        IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 4th day of March, 2008.

NWG INVESTMENTS INC.   NWG HOLDINGS INC.

By: /s/Gayle A. Hutchinson   By: /s/Gayle A. Hutchinson
Name: Gayle A. Hutchinson     Name: Gayle A. Hutchinson
Title: Director     Title: Director

/s/Jacob E. Safra
JACOB E. SAFRA